Exhibit 99.1

ASX ANNOUNCEMENT

6 August 2015

US Patent Office Grants Key BREVAGenplus® Patents

Melbourne, Australia, 6 August 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), is pleased to announce the issuance of US Patent Nos: 9,051,617 and 9,068,229 covering three of the core genetic markers referred to as single-nucleotide polymorphisms (“SNPs”) in the Company’s BREVAGenplus® risk assessment test. This patent family is assigned to Cambridge University, England and licensed exclusively to Genetic Technologies Limited. The patents comprise an important part of the commercialisation strategy for our first-in-class breast cancer risk assessment test.

The particular SNPs in question were amongst the first of the breast cancer susceptibility loci to be consistently and robustly confirmed across multiple genome-wide association studies, such that their inclusion in BREVAGenplus provides the test with an additional significant proprietary competitive advantage over other SNP-based tests that might be developed.

Overall, the proprietary technology incorporated into the BREVAGenplus test provides significant benefits over existing breast cancer risk assessment algorithms. Further scientific validation studies of BREVAGenplus, detailing these performance benefits, have recently been completed, as was announced to the market on 14 July 2015. It is expected that the results of the first of these studies will be published in a peer-reviewed journal before the end of Q1 FY16. Supplementary scientific analysis supporting these studies is also nearing completion, with follow-up results expected to be released in Q2 FY16.

On 14 July 2015, the Company further announced to the market a long-term strategic investment in new studies of BREVAGenPlus, the results of which are expected to be published in peer reviewed journals. The Company’s strategy to generate scientific publications is designed to further strengthen the commercial position of BREVAGenplus, by advancing research and clinical understanding of the test, and underscore the utility of the test to current and potential prescribers. The publication strategy sits atop the Company’s comprehensive intellectual property portfolio protecting BREVAGenplus. These recently granted US patents greatly enhance the value proposition of the test.

The Company has previously conducted multiple scientific studies in developing and validating the first generation BREVAGen™ test. In addition, the Company has developed two health economic models in collaboration with a research partner to demonstrate the potential cost savings and health benefits associated with the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the scientific studies undertaken and published based on the original version of the test remains applicable to the new iteration.

Peer-reviewed publications demonstrating the product’s utility in terms of patient outcomes and its impact on healthcare costs is the most powerful marketing tool for a product like BREVAGenplus. Such publications are crucial in convincing physicians’ to use a product and how much payers will pay for its use.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+ 1 (415) 375 3340, Ext. 105
+61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com  • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040